Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-XXXXX) pertaining to the Capital One Financial Corporation Associate Savings Plan of our reports dated February 19, 2026, with respect to the consolidated financial statements of Capital One Financial Corporation, and the effectiveness of internal control over financial reporting of Capital One Financial Corporation included in its Annual Report (Form 10-K) for the years ended December 31, 2025 and December 31, 2024, and our report dated June 25, 2025, with respect to the financial statements and schedules of the Capital One Financial Corporation Associate Savings Plan included in the Plan's Annual Report (Form 11-K) for the years ended December 31, 2024 and December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
May 27, 2026